NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

June 21, 2023

Mark Rakip

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GEMZ Corp. NV
Offering Statement on Form 1-A
Amendment filed May 22, 2023
SEC File No. 024-12239

Dear Mr. Rakip:

This is in response to the letter of comment of the Staff dated June 14, 2023, relating to the captioned Offering Statement on Form 1-A of GEMZ Corp. NV (the “Company”). Each of the comments of the of the Staff is addressed below, seriatim:

Amendment 1 to Offering Statement on Form 1-A submitted May 22, 2023

Offering Circular Cover Page, page i

1. Please reconcile the range of proceeds to the company based upon the price range. The maximum is inconsistent with the maximum price per share.

Please be advised that the subject inconsistency has been reconciled, in response to such comment.

Item 6. Use of Proceeds to Issuer, page 14

2. Please disclose whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors.

Please be advised that the subject disclosure has been revised, in response to such comment.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

3. Please provide additional discussion of your anticipated sources of financing of your administrative operations, in light of your auditor's going concern opinion and in light of the increased expenses associated with the acquisition of BadgerBloX.

Please be advised that the subject disclosure has been revised, in response to such comment.

Security Ownership of Certain Beneficial Owners and Management, page 30

4. We note the disclosure in footnote 4 that the single share of Special 2021 Series A Preferred Stock may be converted, at any time, into 1,000,000,000 shares of common stock. Please revise Mr. Carnes' beneficial ownership of common stock to reflect the conversion, as required by Item 403 of Regulation S-K, as referenced in Rule 13d–3(d)(1) of the Exchange Act.

Please be advised that the subject disclosure has been revised, in response to such comment.

Signatures, page S-1

5. Please include the signature of the principal accounting officer, as required by Instruction 1 to the Signatures of Form 1-A.

Please be advised that the signature of the principal accounting officer has been included, in response to such comment.

Exhibits

6. Please file the agreement setting forth the terms of the Special 2021 Series A Preferred Stock.

Please be advised that the Certificate of Designation relating to the Special 2021 Series A Preferred Stock has been included in the filing as Exhibit 2.4.1.

7. Please reconcile the reference in the legality opinion to the offer of 350,000,000 shares of commons stock with the offering circular, which references 750,000,000 shares of common stock.

Please be advised that the legality opinion has been revised to refer to 750,000,000 shares.

General

8. We note the statement on page 23 that "effective with our acquisition of BadgerBloX on March 20, 2023, our company ceased to be a “shell company.” Given the financial statements for BadgerBloX as of March 20, 2023 reflect no assets and no revenues, please remove this statement, as you appear to continue to be a shell company, or provide a detailed analysis as to why you no longer meet the definition of shell company in Rule 405 of Regulation C. Please revise to disclose the impact of being a shell company has upon the company and investors. In addition, please provide clear disclosure in the summary and in the business section that BadgerBloX has not had operations to date and has not any generated revenues. Please also revise to clearly disclose what business, if any, is operational. Please expand the business section to clearly disclose the plan of operations, including the estimated costs and timing to become operational.

Please be advised that, in response to such comment, revisions have been made in the “Business” and “Management’s Discussion and Analysis” sections, to clarify that BadgerBloX did not have active business operations on the date of its acquisition by the Company. In addition, disclosure has been added in the “Business” section to provide information concerning the current status of BadgerBloX’s increased operating activities. Further, disclosure has been added to the “Plan of Operation” section under both “Business” and “Management’s Discussion and Analysis” that provides information concerning the estimated costs and timing of BadgerBloX’s becoming operational. Finally, in response to such comment, disclosure relating to the impact of the Company’s “shell status” will have on our company and investors.

_______________________

2

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan
Eric Newlan
Managing Member

cc: GEMZ Corp. NV